LEAFWIRE, INC.

ANNUAL REPORT

(EXHIBIT A TO FORM C-AR)

12/31/2021



This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

SUMMARY

The Business

Leafwire, Inc. is a Delaware C-Corporation, formed on June 19, 2019. The Company is located at 3476 West 33rd Avenue, Denver, CO 80211.

The Company's website is https://www.leafwire.com/

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. This market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements.

The Company may face challenges maintaining, promoting, and growing its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive news media space. Additionally, the product may be in a market where customers will not have brand loyalty. The Company must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for the Company's products change continually. Its success depends on its ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If the Company does not offer products that appeal to consumers, its sales and market share will decrease. It must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If the Company does not accurately predict which shifts in consumer preferences will be long-term, or if it fails to introduce new and improved products to satisfy those preferences, its sales could decline.

In addition, because of its varied customer base, it must offer an array of products that satisfy the broad spectrum of consumer preferences. If the Company fails to expand its product offerings successfully across product categories, or if it does not rapidly develop products in faster growing and more profitable categories, demand for its products could decrease, which could materially and adversely affect its product sales, financial condition, and results of operations. In addition, achieving growth depends on its successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on its ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise its competitive position and adversely impact its business

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services, and maintaining the integrity of the data that supports the safety and efficacy of its products. The Company's future success depends on their ability to maintain and continuously improve their quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in the Company or the Company's current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against the Company in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against the Company could have an adverse effect on their business and their reputation.

The Company's Board does not keep meeting minutes from its board meetings. Though the Company is a Delaware Corporation and Delaware does not legally require its corporations to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These recordkeeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes.

The Company's ability to grow its business depends on laws pertaining to the cannabis industry. Continued development of the medical-use cannabis industry depends upon continued legislative authorization of cannabis at the state level. The status quo of, or progress in, the regulated medical-use cannabis industry is not assured and any number of factors could slow or halt further progress in this area. Burdensome regulations could slow or stop further development of the cannabis industry, which could have the impact of dampening growth of the cannabis industry. Further, FDA regulation of medical-use cannabis and the possible registration of facilities where medical use cannabis is grown could also negatively affect the medical-use cannabis industry and its financial condition. Should the federal government legalize cannabis for medical-use, it is possible that the U.S. Food and Drug Administration, or the FDA, would seek to regulate it under the Food, Drug, and Cosmetics Act of 1938. As a company that supports the cannabis industry, the changes in regulations could make it difficult for the Company to grow as desired.

The SEC is monitoring the cannabis industry and may halt or prevent the offering or sale of the Company's securities due to the bad acts of others. On May 16, 2014, the SEC's Office of Investor Education and Advocacy issued an Investor Alert to warn investors about potential risks involving investments in marijuana-related companies. The SEC noted an increase in the number of investor complaints regarding marijuana-related investments. The SEC issued temporary trading suspensions for the common stock of five different marijuanarelated companies. Due to the stigma created by the bad acts of others in the industry, the SEC may halt trading and offerings in all marijuana-related companies which would have a material adverse effect on the Company's ability to raise capital and their business. Laws and regulations affecting the regulated cannabis industry are constantly changing, which could materially adversely affect the Company's proposed operations, and the Company cannot predict the impact that future regulations may have. The Company cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can they determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on business.

The Company is subject to many U.S. federal and state laws and regulations, including those related to privacy, rights of publicity, and law enforcement. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm their business. The technology and use of the technology in the Company's product may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject the Company to substantial monetary fines and other penalties that could negatively affect their financial condition and results of operations.

The financial statements include a "going concern" note. The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $2,483,819 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product and services, and its ability to generate positive operational cash flow.

There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its product, respond to competitive pressures or fund its operations. As a result, the Company may be required to significantly reduce, reorganize, discontinue or shut down its operations. The financial statements do not include any adjustments that might result from this uncertainty.

The Company has engaged in related party transactions. During the years ended December 31, 2021 and 2020, the Company had transaction with a related party including $452,925 and $287,618, respectively, that the Company paid to Ceylon Solutions LLC, a development tech company in Sri Lanka owned by board members of the Company, to build new features for the Company's website.

The Company has not prepared audited or full reviewed financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. The Company also has not provided a full year of reviewed financials. If investors feel the information provided is insufficient, then they should not invest in the Company.

The Company's cash position is relatively weak. The Company currently has only $28,989 in cash balances as of March 31, 2021. This equates to less than one month of runway. The Company believes that it is able to continue extracting cash from sales to extend its runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company's management holds a below-market ownership stake in the Company given its stage. Management's equity position may not be large enough to properly incentivize them to grow the Company, increase its value, and achieve the optimal outcome for investors. Once the Company closes its current round, management may face further dilution.

The Company has not filed a Form D for its prior offerings. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

BUSINESS

Description of the Business
We built Leafwire to provide a safe place for the cannabis business community to connect, share news, promote events, find employees and just simply network.

Business Plan
We built Leafwire because the cannabis industry needed a safe, cannabis-focused platform to connect, share news, promote events, find employees and just simply network. Our goal is to build Leafwire to be a Linkedin-like platform for the cannabis and hemp business community.

Leafwire is a 'Freemium' model where members can join for free and choose to pay for some of Leafwire's premium features including advertising in our emails, advertising on the platform, Marketplace Listings, job posts and premium monthly subscriptions.

The cannabis business community has embraced Leafwire and we've generated significant traction over the last 2 years.

Member Growth - Since Jan. 2019, our member base has grown by 800%, with a current base of more than 45,000 members (as of March 2021)

Engagement - Since Jan. 2019, our Monthly Active Users has grown by 470%, with a current level of more than 30,000 (as of March 2021)

Revenue - Since Feb. 2019 (first month of meaningful revenue in our current revenue stream), our monthly revenue has grown by 1900% reaching $65,000+ in March 2021.

As part of our company roadmap, Leafwire intends to:

- Focus significant efforts on growing the Leafwire Job Board
- Launch Leafwire Premium, the premium level of monthly membership
- Add a ticketing functionality to our Events Tab to allow companies to create and manage events via Leafwire
- Build a Leafwire mobile app to provide all of Leafwire's existing functionalities, but also function as an Events App that conference organizers could use when hosting events. Leafwire members could then network with people, not just at home, but while at events and schedule in-person meetings via the Leafwire App
- Add a 'Vouching' functionality where members can recommend companies by 'Vouching' for them and members can see how many 'Vouches' a company has and even see who has 'Vouched' for them

Litigation
None

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3)
Peter Vogel	Chief Executive Officer	CEO of Leafwire; Responsible for Sales, Marketing, Strategic Planning and Management. Leafwire Board Member
Marc Marin	Chief Operating Officer	COO of Leafwire; Responsible for Technical Development Oversight, Strategic Planning and Management
Marion Mariathasasn	Founding Investor and Board Member	Founder and Chairman of Ceylon Solutions; CEO of cannabis compliance company, Simplifya. Leafwire Board Member
Alain Bankier	Founding Investor and Board Member	Leafwire Board Member

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of Security	Amount Outstanding	Voting Rights	AntiDilution Rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common A	13,228	Yes	No	N/A	56.1%	
Common B	1,750	No	No	N/A	7.4%	
Common C	3,132	No	No	N/A	13.3%	
Preferred Series Seed	5,475	Yes	Yes	N/A	23.2%	

The Company has the following debt outstanding:

During 2020, the Company issued $210,000 of convertible note payables, which was in addition to convertible notes raised of $280,680 during 2019. The convertible note capital raise was finalized on February 19, 2021 for additional gross proceeds of $543,234, before transaction fees of $40,141. A second convertible note raise with the same terms closed for $50,000 in December 2021. Total convertible notes raised were $1,083,914 through December 31, 2021.

The notes are all convertible into preferred or common shares of the Company, carry interest at 6% per annum, and mature two years from the date of issuance.

The Company extended the convertible note maturity date by 1 year for debt maturing in November 2021 to November 2022.

These outstanding notes may be converted upon the occurrence of the following conversion events:

1. In the event the Company issues and sells shares of its Preferred Stock to investors through an equity financing arrangement, and pursuant to which the Company receives total cash proceeds of at least $1,000,000, on or before the date on which the Company makes payment to noteholders based on demand on any outstanding principal amount and accrued and unpaid interest, the outstanding amounts on the notes shall, effective as of the consummation of the initial closing of such financing, automatically convert into a number of shares of Preferred Stock equal to the quotient obtained by dividing the aggregate amount of thenoutstanding principal and accrued and unpaid interest on the note, by the Conversion Price. The issuance of the Preferred Stock pursuant to the conversion of this Note shall be made upon and subject to the same terms and conditions applicable to the issuance of the Preferred Stock sold to the

investors in the equity financing. The Conversion Price the lower of: (i) the product obtained by multiplying (a) a Discount Multiplier of 0.85 by (b) the highest cash price per share paid by investors purchasing Preferred Stock in the equity financing; and (ii) the quotient obtained by dividing (a) the valuation cap of $8 million, by (b) the aggregate number of shares of common stock outstanding immediately prior to the initial closing of the equity financing.

2. In the event the Company enters into a Sale of the Company prior to the conversion or payment in full of this Note, then (i) the Company will give note holder at least five (5) days' prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such sale of the Company, in full satisfaction of the Company's obligations under the note, the Company will pay, or cause to be paid, to note holder an amount equal to the greater of: (i) the aggregate amount of outstanding principal and accrued and unpaid interest on the Note (as of immediately prior to the closing of the applicable sale of the Company); and (ii) the amount note holder would have been entitled to receive in connection with the applicable sale of the Company if the aggregate amount of outstanding principal and accrued and unpaid interest on the note (as of immediately prior to the closing of the applicable sale of the Company) had been converted into shares of Common Stock immediately prior to the closing of the applicable sale of the Company at a conversion price equal to the quotient obtained by dividing (a) $8 million, by (b) the aggregate number of shares of Common Stock outstanding immediately prior to the closing of such sale of the Company.

The Company recognized interest expense of $100,751 and $22,194 during the years ended December 31, 2021 and 2020, respectively.

Ownership

A majority of the Company is owned by a few individuals. Those individuals are Marion Mariathasan, Alain Bankier, and Peter Vogel.

There are no beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Leafwire, Inc. ("the Company") was incorporated on July 30, 2019 under the laws of the State of Delaware and is headquartered in Denver, Colorado. The Company was originally formed as Leafwires, LLC, a limited liability company, which organized on September 21, 2016, and subsequently converted to a C-corporation on July 30, 2019. The Company provides a website that functions as a business network for cannabis, connecting individuals, prospective job seekers, and other potential stakeholders with business opportunities in the cannabis industry.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Pre-Seed	April 2018	4(a)(b)	Common Equity	$190,000	Working Capital
Seed	August 2019	4(a)(b)	Preferred Equity	$950,000	Working Capital
Seed	March 2021	Reg CF and Reg D 506(c)	Convertible Note	$1,033,914	Working Capital
Seed	December 2021	Reg CF and Reg D 506(c)	Convertible Note	$50,000	Working Capital

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: During the years ended December 31, 2021 and 2020, the Company had transaction with a related party including $452,925 and $287,618, respectively, that the Company paid to Ceylon Solutions LLC, a development tech company in Sri Lanka owned by board members of the Company, to build new features for the Company's platform and website.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: There is a software development company, Ceylon Solutions LLC, owned by two directors and shareholders of the Company, which provides software development services to the Company.

OTHER INFORMATION

Bad Actor Disclosure

None